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August 16, 2017

thomas.majewski@shearman.com
(212) 848-7182

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:	Miller/Howard High Income Equity Fund
Request for Withdrawal Pursuant to Rule 477
of amendment to Form N-2 filed under form type N-2/A
(File Nos. 333-173849 and 811-22553)

Dear Sir or Madam:

On behalf of our client, Miller/Howard High Income Equity Fund (the “Fund”), we hereby submit this letter to notify the Securities and Exchange Commission (the “SEC”) of an inadvertent EDGAR filing submission error.  On August 16, 2017, the Fund filed with the SEC via EDGAR an amendment to Form N-2 (File No. 333-173849) under form type N-2/A (accession number 0000947871-17-000647).  Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Fund hereby withdraws such N-2/A filing.  The Fund refiled under form type N-2 on August 16, 2017.

If you have any questions regarding this filing, please contact me at (212) 848-7182.

Very truly yours,

/s/ Thomas M. Majewski

Thomas M. Majewski

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